John Hancock Financial Services
U.S. Wealth Management Law Department
601 Congress Street
Boston, MA 02210-2805
(617) 663-3192
Fax: (617) 663-2197
E-Mail: tloftus@jhancock.com
February 9, 2011
VIA E-MAIL and FEDERAL EXPRESS
Alison T. White
Senior Counsel
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644
Re:	Manulife Financial Corporation/John Hancock Life Insurance Company (U.S.A.)
single payment modified guarantee deferred annuity contract with market value adjustment interests
Combined Registration Statement on Form F-3 (File Nos. 333-168694 and 333-168694-01)
Dear Ms. White:
This letter responds to your question regarding the addition of a new termination provision to the terms of the subordinated guarantee (the “Subordinated Guarantee”) by Manulife Financial Corporation (“MFC”) of the obligations of John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) under the above-referenced modified guaranteed annuity contract (the “Contract”), both of which are being registered by MFC and JHUSA under the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), on August 9, 2010 (Accession Number 0000950123-10-075200).
As discussed in our letter dated January 10, 2011 and in your subsequent telephone conversation with Scott A. Lively, AVP and Chief Counsel, Fixed Products, on January 21, 2011, we have modified the terms of the Subordinated Guarantee to provide that the Subordinated Guarantee will terminate and be of no further force or effect (subject to any existing claims at the time of such termination) and MFC will be deemed to be released from all obligations under the Subordinated Guarantee on the date on which MFC owns, directly or indirectly, less than (i) all of the outstanding voting securities of JHUSA, or (ii) all of the outstanding securities of JHUSA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of JHUSA (the “First Termination Trigger”).
In addition, subsequent to our letter dated January 10, 2011 and the telephone conversation on January 21, 2011, we have added an additional trigger to the termination provision providing that the Subordinated Guarantee will also terminate and be of no further force or effect (subject to any existing claims at the time of such termination) and MFC will be deemed to be released from all obligations under the Subordinated Guarantee on the date on which a subsidiary of MFC that owns, directly or indirectly, (i) all of the outstanding voting securities of JHUSA and (ii) all of the outstanding securities of JHUSA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of JHUSA (such subsidiary, the “New Guarantor”) issues a full and unconditional guarantee (the “New Guarantee”) of all of the obligations of JHUSA under the Contracts issued prior to and as of the issuance of the New Guarantee, provided that the New Guarantor files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the “Second Termination Trigger”, and together with the First Termination Trigger, the “Termination Provision”).
For your reference, we have attached hereto as Exhibit A a marked copy of Section 10 of the Subordinated Guarantee showing the addition of the Second Termination Trigger. As reflected in Exhibit A, the

Alison T. White, Esq.
SEC Office of Insurance Products
February 9, 2011

Termination Provision is in addition to an existing provision that permits MFC, at its discretion, to terminate the MFC Subordinated Guarantee for Contracts issued after prior written notice of such termination is provided by MFC to JHUSA.
You have asked whether, subsequent to the addition of the Termination Provision, the Subordinated Guarantee will remain full and unconditional within the meaning of Rule 3-10 of Regulation S-X (“Rule 3-10”). Based on the Commission’s adopting release for Rule 3-10 (Release Nos. 33-7878; 34-43124, issued August 15, 2000) (the “Adopting Release”), certain no-action letters issued by the Commission and the precedents provided by a number of other reporting companies, we believe that it will.
A. Full and Unconditional under the Adopting Release
The Commission’s adopting release for Rule 3-10 provides that “a guarantee is full and unconditional if when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantor for payment of all amounts due and payable”. For the duration of the Subordinated Guarantee, the terms of the Subordinated Guarantee provide exactly this to the holder of a Contract. If for any reason, JHUSA is unable or unwilling to meet its obligations under the Contract, then MFC is obligated to pay to the holder of the Contract the full amount due and the holder is not required to meet or perform any conditions before MFC becomes liable thereunder. If MFC does not immediately meet its obligations under the Subordinated Guarantee, then the holder may bring suit directly against MFC for payment of all amounts due and payable. Consequently, the Subordinated Guarantee is full and unconditional within the meaning of Rule 3-10.
However, the duration of the Subordinated Guarantee need not be concurrent with the duration of the Contract. The Termination Provision provides that in the event that either (i) JHUSA is no longer 100% owned by MFC, its parent company, or (ii) a new guarantee is put into place by a subsidiary of MFC that is a 100% owner of JHUSA and a reporting company under the Exchange Act, then MFC may terminate the Subordinated Guarantee, such that the Subordinated Guarantee ceases to exist for any claims made as of or subsequent to the termination date. Because the Subordinated Guarantee was full and unconditional during its duration, MFC would remain liable for any claims made under the Subordinated Guarantee prior to its termination date. The ultimate result of the Termination Provision is that the Subordinated Guarantee will exist so long as JHUSA meets the requirements of Rule 3-10 (the existence of a full and unconditional guarantee from its parent and its 100% ownership by its parent). Once the 100% ownership requirement is no longer met or once a new guarantee that also meets the requirements of Rule 3-10 is issued to replace the Subordinated Guarantee, then the Subordinated Guarantee will terminate.
We note that in the event that the Subordinated Guarantee is terminated pursuant to the First Termination Trigger, JHUSA would be required to file periodic and current reports under the Exchange Act unless or until a new guarantor that owns 100% of JHUSA puts in place a new full and unconditional guarantee that would permit JHUSA to again meet the requirements of Rule 3-10. In the event that the Subordinated Guarantee is terminated pursuant to the Second Termination Trigger, the New Guarantor, which by the terms of the Termination Provision is required to be a reporting company under the Exchange Act, would provide the disclosure under Rule 3-10 that MFC is currently providing. The New Guarantor would include in its Exchange Act filings the disclosure about JHUSA required by Rule 3-10 and JHUSA would thus continue to be relieved of reporting obligations under the Exchange Act.
The Subordinated Guarantee, including the Termination Provision, constitutes part of the financial product being purchased by the investor purchasing the Contract. For this reason, the Termination Provision, as well as the existing termination provision, will be prominently disclosed on page ii of the prospectus included in the Registration Statement (the “Prospectus”) and in the section of the Prospectus entitled “The MFC Subordinated Guarantee — Description of the MFC Subordinated Guarantee — What are the terms of the MFC Subordinated Guarantee.” A new risk factor will also be added in the section of the Prospectus entitled “Are there any risks in purchasing this Contract?” For your reference, we have attached hereto as

Alison T. White, Esq.
SEC Office of Insurance Products
February 9, 2011

Exhibit B the relevant excerpts from the Prospectus showing this disclosure and marked to show the additional language added to reflect the Second Termination Trigger.
With this disclosure, the investor is informed that the Contract being purchased includes a full and unconditional guarantee of JHUSA’s obligations under the Contract for so long as the Subordinated Guarantee exists, but that if JHUSA ceases to be 100% owned by MFC or if a new guarantee is put in place by a subsidiary of MFC that is a 100% owner of JHUSA and a reporting company under the Exchange Act, then the Subordinated Guarantee will terminate. We would also note that as a factual matter, in addition to the prominent disclosure of this provision in the Prospectus, JHUSA and its principal underwriter, John Hancock Distributors, LLC, will market these securities to investors on the basis of the creditworthiness of JHUSA and the product’s features and not on the basis of the Subordinated Guarantee.
B. No-Action Letters
While we do not believe that the Commission’s staff (the “Staff”) has directly addressed the status of a “downstream” parent guarantee that contained provisions permitting termination, the Staff has previously addressed “upstream” subsidiary guarantees that contained termination provisions similar to the First Termination Trigger in two no-action letters, Express Scripts, Inc. (August 8, 2000) (“Express Scripts”) and Newsquest Capital plc (April 21, 1997). While the nature of the guarantee was not the focus of these letters, in both cases the Staff agreed explicitly that such guarantees were full and unconditional within the meaning of Rule 3-10. In fact, the Staff noted in Express Scripts that “the propriety of granting relief being sought hereby should not be affected by the possibility of the Guarantee being released” and noted that the guarantee was full and unconditional.
Additionally, we would note that MFC provides a guarantee with a termination provision similar to the First Termination Trigger for securities issued by one of its Canadian subsidiaries, The Manufacturers Life Insurance Company (“MLI”). Canadian rules provide relief from reporting obligations in a similar fashion to Rule 3-10 for issuers whose parent is a reporting company that guarantees the subsidiary’s securities. In particular, the Canadian rules also require that the guarantee be full and unconditional. In 2006 and 2007, the relevant Canadian regulatory authority, the Ontario Securities Commission (the “OSC”), evaluated the question of whether the MFC guarantee of MLI’s securities was full and unconditional (for reasons unrelated to the termination provisions). The OSC found that the guarantee was full and unconditional and did not raise any concerns with MFC about the termination provisions during the review process.
C. Precedents from Other Reporting Companies of Guarantees with Termination Provisions
We have found several registration statements for securities with “downstream” parent guarantees that contain termination provisions similar to the First Termination Provision and take advantage of Rule 3-10 in order to relieve the issuing subsidiary of its reporting obligations under the Exchange Act. Examples of these registration statements include Charter Communications, Inc. Form S-1 (File No. 333-167877) initially filed on August 23, 2010, Harrah’s Entertainment, Inc. Form S-4 (File No. 333-154800) initially filed on December 24, 2008, Mittal Steel Company N.V. Form F-3 (File No. not assigned) initially filed on February 23, 2007, and Sprint Nextel Corporation Form S-3 (File No. 333-131851) initially filed on February 14, 2006. Please see attached as Exhibit C excerpts of these precedent registration statements and the termination provisions of their parent guarantees.
Given the above, we believe that the Subordinated Guarantee will continue to be full and unconditional within the meaning of Rule 3-10 subsequent to the addition of the Termination Provision. Consequently, pursuant to Rule 12h-5 promulgated under the Exchange Act and Rule 3-10, assuming all of the other conditions thereof are satisfied, the existence of the Subordinated Guarantee will continue to relieve JHUSA of reporting obligations under the Exchange Act.

Alison T. White, Esq.
SEC Office of Insurance Products
February 9, 2011

If you have any questions with respect to this letter, the Subordinated Guarantee or the Registration Statement, or to update me on the status of our registration, please contact me at (617) 663-3192, or in my absence, please contact Scott A. Lively, AVP and Chief Counsel, Fixed Products, at (617) 663-2218. Thank you.

Sincerely,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities

EXHIBIT A
Proposed Termination Provision in Subordinated Guarantee
     SECTION 10. Termination. The Guarantor may terminate this Subordinated Guarantee as it would apply to Contract Value Interests in any Contracts issued after the effective termination date (the “Termination Date”) by giving written notice to JHUSA at least 14 days prior to the effective Termination Date specified in such notice. The termination of this Subordinated Guarantee with respect to Contract Value Interests in Contracts to be issued after the effective Termination Date shall not in any way affect, modify, alter or amend the Guarantor’s obligations with respect to guarantees of Contract Value Interests in Contracts issued hereunder prior to the effective Termination Date. Notwithstanding the foregoing, this Subordinated Guarantee shall terminate and be of no further force or effect (except in respect of any demand previously made on the Guarantor hereunder) and the Guarantor shall be deemed to be released from all obligations under this Subordinated Guarantee on the date on which (i) the Guarantor owns, directly or indirectly, less than (x) all of the outstanding voting securities of JHUSA, or (y) all of the outstanding securities of JHUSA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of JHUSA; or (ii) a subsidiary of the Guarantor that owns, directly or indirectly (x) all of the outstanding voting securities of JHUSA and (y) all of the outstanding securities of JHUSA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of JHUSA (such subsidiary, the “New Guarantor”) issues a full and unconditional guarantee (the “New Guarantee”) of all of the Contract Value Interests in all of the Contracts issued prior to and as of the issuance of the New Guarantee, provided that, in the case of this clause (ii) only, the New Guarantor files reports pursuant to Section 13 or 15(d) of the Exchange Act.

EXHIBIT B
Proposed Prospectus Disclosure for Termination Provision
Page ii
The MFC Subordinated Guarantee does not relieve the Company of any obligations under its Contracts. Therefore, the MFC Subordinated Guarantee is in addition to all of the rights and benefits that the Contracts otherwise provide.
The MFC Subordinated Guarantee will terminate and be of no further force or effect (subject to any existing claims at the time of such termination) and MFC will be deemed to be released from all obligations under the MFC Subordinated Guarantee on the date on which (i) MFC owns, directly or indirectly, less than (x) all of the outstanding voting securities of JHUSA, or (y) all of the outstanding securities of JHUSA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of JHUSA; or (ii) a subsidiary of MFC that owns, directly or indirectly (x) all of the outstanding voting securities of JHUSA and (y) all of the outstanding securities of JHUSA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of JHUSA issues a full and unconditional guarantee of all of the obligations of JHUSA under the Contracts issued prior to and as of the issuance of such new guarantee, provided that such new guarantor files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In such event, the termination of the MFC Subordinated Guarantee will occur automatically and without your consent and you will then be a creditor solely of the Company and you will not have the right to seek payment under the Contracts from MFC. In addition, at MFC’s discretion, the MFC Subordinated Guarantee may be terminated for Contracts issued after prior written notice of such termination is provided by MFC to the Company; however, this will not in any way affect, modify, alter or amend MFC’s obligations with respect to the MFC Subordinated Guarantee of Contracts issued prior to the date of such termination. See “VI. The MFC Subordinated Guarantee.”
Your ability to enforce civil liabilities related to the MFC Subordinated Guarantee under U.S. securities laws may be affected adversely by the fact that MFC is organized under the laws of Canada, most of its officers and directors and some of the experts named in this prospectus are residents of Canada, and a substantial portion of MFC’s assets are located outside the United States.
You should be aware that owning these securities may have tax consequences both in the United States and Canada. This prospectus and any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus and in any applicable prospectus supplement.
* * *
Are there any risks in purchasing this Contract?
There are various risks associated with an investment in the Contract that we summarize below.
Company/Guarantor Risk. Your Contract is issued by the Company and thus is backed by the Company’s financial strength. If the Company were to experience significant financial adversity, it is possible that the Company’s ability to pay interest and principal under the Contract could be impaired. Contract Value Interests (as defined in “VI. The MFC Subordinated Guarantee”) are subject to a subordinated guarantee by MFC. If MFC were to experience significant financial adversity, it is possible that MFC’s ability to carry out its obligations under the MFC Subordinated Guarantee could be impaired.
Risk of Termination of the MFC Subordinated Guarantee. The MFC Subordinated Guarantee will terminate and be of no further force or effect (subject to any existing claims at the time of such termination) and MFC will be deemed to be released from all obligations under the MFC Subordinated Guarantee on the date on which (i) MFC owns, directly or indirectly, less than (x) all of the outstanding voting securities of JHUSA, or (y) all of the outstanding securities of JHUSA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of JHUSA; or (ii) a subsidiary of MFC that owns, directly or indirectly (x) all of the outstanding voting securities of JHUSA and (y) all of the outstanding securities of JHUSA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of JHUSA issues a full and unconditional guarantee of all of the obligations of JHUSA under the Contracts issued prior to and as of the issuance of such new guarantee, provided that such new guarantor files reports pursuant to Section 13 or 15(d) of the Exchange Act. In such event, the termination of the MFC Subordinated Guarantee will occur automatically and without your consent and you will then be a creditor solely of the Company and you will not have the right to seek payment under the Contracts from MFC. In addition, at MFC’s discretion, the MFC Subordinated Guarantee may be terminated for Contracts issued after prior written notice of such termination is provided by MFC to the Company; however, this will not in any way affect, modify, alter or amend MFC’s obligations with respect to the MFC Subordinated Guarantee of Contracts issued prior to the date of such termination. See “VI. The MFC Subordinated Guarantee.”
* * *
Description of the MFC Subordinated Guarantee
What additional guarantee applies to my Contract?
John Hancock USA’s ultimate corporate parent, MFC, guarantees its obligations with respect to Contract Value Interests under any Contract to which this prospectus relates. The MFC Subordinated Guarantee will terminate and be of no further force or effect (subject to any existing claims at the time of such termination) and MFC will be deemed to be released from all obligations under the MFC Subordinated Guarantee on the date on which (i) MFC owns, directly or indirectly, less than (x) all of the outstanding voting securities of JHUSA, or (y) all of the outstanding securities of JHUSA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of JHUSA; or (ii) a subsidiary of MFC that owns, directly or indirectly (x) all of the outstanding voting securities of JHUSA and (y) all of the outstanding securities of JHUSA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of JHUSA issues a full and unconditional guarantee of all of the obligations of JHUSA under the Contracts issued prior to and as of the issuance of such new guarantee, provided that such new guarantor files reports pursuant to Section 13 or 15(d) of the Exchange Act. In addition, the MFC Subordinated Guarantee may be terminated for Contracts issued after notice of termination is provided. The MFC Subordinated Guarantee does not relieve the Company of any obligations under your Contract — it is in addition to all of the rights and benefits that the Contract provides. There is no charge or cost to you for the MFC Subordinated Guarantee, and there are no disadvantages to you of having this additional guarantee.
* * *

What are the terms of the MFC Subordinated Guarantee?
Subject to the termination provisions discussed below, MFC has agreed to unconditionally guarantee, as a principal and not merely as a surety, the full and punctual payment when due of all Contract Value Interests payable by John Hancock USA pursuant to or from the Contract to any holder, owner, annuitant or beneficiary under any Contract creating such interest, to any successor, legatee, heir, or assignee of any such person or entity, to any other account or option under the Contract, or to any other account of any such person or entity (all of the foregoing persons, entities, accounts and options being referred to for this purpose as “Payees”). For this purpose, Contract Value Interests are defined as guaranteed rates of return on Contract values, inclusive of earnings. Contract Value Interests payable by John Hancock USA to a Payee from a Contract:
(a) upon a full or partial withdrawal, a cancellation, a loan, a full conversion of Account Value to annuity payments, a full or partial conversion of Account Value attributable to death benefit proceeds to annuity payments, or similar removal of assets, will be a net amount equal to the Contract’s then current Account Value after (i) increase for any positive market value adjustment that would be credited to a Payee under the terms of the Contract for the transaction in question and (ii) reduction for any interest, fees, charges, outstanding loans, and negative market value adjustments that would be charged against a Payee under the terms of the Contract for the transaction in question; or
(b) upon payment of any other amount as a consequence of the death of any owner, holder, or annuitant under a Contract prior to a completion conversion of Account Value to annuity payments, will be a net amount equal to the Contract’s then current Account Value after (i) increase to reflect any accrued but uncredited statutory interest attributable thereto and (ii) reduction for any interest, fees, charges, and outstanding loans that would be charged against a Payee under the terms of the Contract for the transaction in question.
For this purpose, Contract Value Interests include net amounts removed in connection with the above transactions and amounts remaining in the Contract, but do not include annuity payments that are made following the complete or partial conversion of Account Value to annuity payments.
This means that, if John Hancock USA fails to honor any valid request to pay a Contract Value Interest, subject to the termination provisions discussed below, MFC guarantees the full amount that you would have received, or value that you would have been credited with, had John Hancock USA fully met its obligations under your Contract with respect to such Contract Value Interest. There is no charge or cost to you for receiving the MFC Subordinated Guarantee. If John Hancock USA fails to make payment when due of any amount that is guaranteed by MFC, you could directly request MFC to satisfy John Hancock USA’s obligation, and MFC must do so. You would not have to make any other demands on John Hancock USA as a precondition to making a claim against MFC under the MFC Subordinated Guarantee.
However, notwithstanding the foregoing, the MFC Subordinated Guarantee will terminate and be of no further force or effect (subject to any existing claims at the time of such termination) and MFC will be deemed to be released from all obligations under the MFC Subordinated Guarantee on the date on which (i) MFC owns, directly or indirectly, less than (x) all of the outstanding voting securities of JHUSA, or (y) all of the outstanding securities of JHUSA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of JHUSA; or (ii) a subsidiary of MFC that owns, directly or indirectly (x) all of the outstanding voting securities of

JHUSA and (y) all of the outstanding securities of JHUSA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of JHUSA issues a full and unconditional guarantee of all of the obligations of JHUSA under the Contracts issued prior to and as of the issuance of such new guarantee, provided that such new guarantor files reports pursuant to Section 13 or 15(d) of the Exchange Act. In such event, the termination of the MFC Subordinated Guarantee will occur automatically and without your consent and you will then be a creditor solely of the Company and you will not have the right to seek payment under the Contracts from MFC. In addition, at MFC’s discretion, the MFC Subordinated Guarantee may be terminated for Contracts issued after prior written notice of such termination is provided by MFC to the Company; however, this will not in any way affect, modify, alter or amend MFC’s obligations with respect to the MFC Subordinated Guarantee of Contracts issued prior to the date of such termination.

EXHIBIT C
Selected Precedent Registration Statements with Termination Provisions
Set forth below are four examples of registration statements for securities with “downstream” parent guarantees that contain termination provisions similar to what MFC has proposed and take advantage of Rule 3-10 in order to relieve the issuing subsidiary of its reporting obligations under the Exchange Act. We have included for reference the relevant excerpts from the registration statements and the text of the termination provision from the parent guarantee.

Issuer
/ Registration
Statement /
Transaction	Parent Guarantee Termination Provision	Disclosure of Parent Guarantee Termination Provision
Charter Communications, Inc. Form S-1 (File No. 333-167877) initially filed on August 23, 2010. A resale registration statement for certain holders of privately placed guaranteed notes.	Section 10.02(c) of the Indenture dated September 27, 2010:

Limitation of Liability. The Parent Guarantee shall terminate and be of no further force or effect and the Parent Guarantor shall be deemed to be released from all obligations under this Article 10 upon:

(i) the Issuers ceasing to be Wholly Owned Subsidiaries of CCI;

(ii) the Issuers’ transfer of all or substantially all of their assets to, or merger with, an entity that is not a Wholly Owned Subsidiary of CCI in accordance with Section 5.01 and such transferee entity assumes the Issuers’ obligations under this Indenture; and

(iii) the Issuers’ exercise of their Legal Defeasance option or Covenant Defeasance option under Article 8 or if the Issuers’ obligations under this Indenture are discharged in accordance with the terms of this Indenture.	Excerpts from prospectus:

Guarantee: Charter has unconditionally guaranteed the Notes on a senior unsecured basis. If the Issuers cannot make payments on the Notes, Charter must make them.

The Notes are:

•   senior unsecured obligations of the Issuers;

•   effectively subordinated in right of payment to any future secured Indebtedness of the Issuers, to the extent of the value of the assets securing such Indebtedness;

•   equal in right of payment to the Initial Notes and any other future unsubordinated, unsecured Indebtedness of the Issuers;

•   senior in right of payment to any future subordinated Indebtedness of the Issuers;

•   structurally subordinated to all indebtedness and other liabilities (including trade payables) of the Issuers’ subsidiaries, including indebtedness under our subsidiaries’ credit facilities and the senior notes of CCO Holdings and CCO; and

•   guaranteed on a senior unsecured basis by Charter (which guarantee is structurally junior to all indebtedness and liabilities of all of Charter’s subsidiaries).

Excerpts from Form 8-K filed on September 30, 2010:

The Issuers’ payment obligations under the Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Company.

Issuer
/ Registration
Statement /
Transaction	Parent Guarantee Termination Provision	Disclosure of Parent Guarantee Termination Provision
Harrah’s Entertainment, Inc.	Section 12.02 (b) of Indenture dated December 24, 2008:	Excerpts from prospectus:
Form S-4 (File No. 333-154800) initially filed on December 24, 2008. A registered exchange offer of new registered guaranteed notes for old privately placed guaranteed notes.
The Parent Guarantee shall terminate and be of no further force or effect and the Parent Guarantor shall be deemed to be released from all obligations under this Article XII upon:

(i) the Issuer ceasing to be a Wholly Owned Subsidiary of Harrah’s Entertainment;

(ii) the Issuer’s transfer of all or substantially all of its assets to, or merger with, an entity that is not a Wholly Owned Subsidiary of Harrah’s Entertainment in accordance with Section 5.01 and such transferee entity assumes the Issuer’s obligations under this Indenture; and

(iii) the Issuer’s exercise of its legal defeasance option or covenant defeasance option under Article VIII or if the Issuer’s obligations under this Indenture are discharged in accordance with the terms of this Indenture.	Parent Guarantee: The Parent Guarantor jointly and severally with the Subsidiary Note Guarantors, irrevocably and unconditionally guarantees on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest or additional interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by the Parent Guarantor being herein called the “Parent Guaranteed Obligations”). The Parent Guarantor agrees to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Parent Guarantee.

The Parent Guarantee is subject to important limitations. The Parent Guarantor and each of its Subsidiaries (including the Real Estate Subsidiaries, but other than the Issuer and the Restricted Subsidiaries) are not subject to any of the covenants set forth below other than those described under “—Certain Covenants—Future Note Guarantors” and “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”, and each of the Subsidiaries of the Parent Guarantor (including the Real Estate Subsidiaries, but other than the Issuer and the Restricted Subsidiaries) do not guarantee or otherwise are required to provide credit support for the Notes. As a result, the Parent Guarantee is effectively subordinated to the present and future liabilities of the Parent Guarantor’s Subsidiaries (other than the Issuer and the Restricted Subsidiaries). As of September 30, 2008, these liabilities were approximately $11,100 million.

After the Issue Date, the Issuer will cause the Parent Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the Parent Guarantor will guarantee payment of the Notes on the same unsecured senior basis. See “—Certain Covenants—Future Note Guarantors.”

The Parent Guarantee is a continuing guarantee and shall:

• remain in full force and effect until payment in full of all the Parent Guaranteed Obligations;

Issuer
/ Registration
Statement /
Transaction	Parent Guarantee Termination Provision	Disclosure of Parent Guarantee Termination Provision
• subject to the next succeeding paragraph, be binding upon the Parent Guarantor and its successors; and

• inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

The Parent Guarantee is automatically released upon:

• the Issuer ceasing to be a Wholly-owned Subsidiary of Harrah’s Entertainment;

•   the Issuer’s transfer of all or substantially all of its assets to, or merger with, an entity that is not a Wholly-owned Subsidiary of Harrah’s Entertainment in accordance with the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets,” and such transferee entity assumes the Issuer’s obligations under the Indenture; and

•   the Issuer’s exercise of its legal defeasance option or covenant defeasance option as described under “—Defeasance” or if the Issuer’s obligations under the Indenture are discharged in accordance with the terms of the Indenture.

In addition, the Parent Guarantee is automatically released upon the election of the Issuer and notice to the Trustee if the guarantee by Harrah’s Entertainment of the Credit Agreement, the Retained Notes or any other Indebtedness which resulted in the obligation to guarantee the Notes has been released or discharged.

Mittal Steel Company N.V. Form F-3 (File No. not assigned) initially filed on February 23, 2007. An offer to the holders of registered notes issued by a	Section 3.06 of Form of Parent Guarantee filed on February 23, 2007:

Release. The Parent Guarantor may be released from this Guarantee upon the sale or other transfer of the capital stock of the Company or of all or substantially all of the assets of the Company to an entity that is not the Parent Guarantor or a subsidiary of the Parent Guarantor, which release shall be effective (a) only upon (1) the execution and delivery by such transferee of a guarantee of the payment of the Notes	Excerpts from prospectus:

Description of Guarantee

The following is a summary of Mittal Steel’s proposed guarantee of the notes. The following summary is qualified by reference to the full provisions of the form of the guarantee, which has been included in Annex B to this prospectus/solicitation statement and filed as an exhibit to the registration statement of which this prospectus/consent solicitation statement forms a part.

Mittal Steel’s obligation to guarantee the notes is incorporated into the supplemental

Issuer
/ Registration
Statement /
Transaction	Parent Guarantee Termination Provision	Disclosure of Parent Guarantee Termination Provision
subsidiary, Mittal Steel, USA INC., to guarantee the notes.	and the other obligations of the Company under the Indenture and the Notes, in form and substance substantially similar to this Guarantee, in favor of each Holder and the Trustee, and (2) written notice by the Parent Guarantor to the Trustee accompanied by an officer’s certificate certifying as to compliance with this Section 3.06, and (b) without any further action on the part of the Trustee or any Holder. Upon any such release in compliance with the above requirements, the Trustee shall deliver an appropriate instrument evidencing such release. Any actions taken pursuant to this Section 3.06 shall not release the Company as a primary obligor under the Indenture or the Notes.	indenture. If the holders of a majority in aggregate principal amount of the notes consent to the proposed amendments, contemporaneously with the execution of the supplemental indenture, Mittal Steel will issue a guarantee of the full and punctual payment when due, whether at maturity, by acceleration, redemption or otherwise, of the principal of and interest on the notes, and all other monetary obligations of Mittal Steel USA under the amended indenture, insofar as such monetary obligations relate to the notes. It will not be necessary for new certificates to be issued evidencing the notes to reflect the benefit of the guarantee, and no separate certificates will be issued to evidence the guarantee.

Mittal Steel’s guarantee with respect to the notes will be:

•   a senior, unsecured obligation, equal in right of payment with all of Mittal Steel’s existing and future senior, unsecured debt;

•   effectively junior to Mittal Steel’s obligations secured by liens, to the extent of the value of the assets securing those obligations; and

•   senior in right of payment to Mittal Steel’s subordinated debt, if any.

Mittal Steel’s guarantee will not make Mittal Steel or any of its other subsidiaries subject to the covenants contained in the indenture and will not otherwise contain any restrictions on Mittal Steel’s operations.

Mittal Steel intends to merge with and into Arcelor, its subsidiary, with Arcelor being the surviving entity. In connection with the merger, Arcelor will be renamed ArcelorMittal, or a variation thereof, and that entity will be organized under the laws of Luxembourg. Upon the consummation of the merger, all of the debts, liabilities and duties of Mittal Steel, including the guarantee of the notes, will be transferred to ArcelorMittal by operation of law and any such debts, liabilities and duties, including the guarantee of the notes, will become the obligations of ArcelorMittal.

Sprint Nextel Corporation Form S-3 (File No. 333-131851)	Section 12 of Form of Guarantee filed on February 14, 2006: Sprint Nextel may be released from this Guarantee upon the sale or other transfer of the capital stock of	Excerpts from prospectus: Description of our Guarantees The following is a summary of our proposed guarantees of the notes. The following

Issuer
/ Registration
Statement /
Transaction	Parent Guarantee Termination Provision	Disclosure of Parent Guarantee Termination Provision
initially filed on February 14, 2006. An offer to the holders of registered notes issued by its subsidiary, IWO Holdings, Inc., to guarantee the notes.	IWO or of all or substantially all of the assets of IWO to an entity that is not Sprint Nextel or a Subsidiary of Sprint Nextel, which release shall be effective (a) only upon (1) the execution and delivery by such transferee of a guarantee of the Guaranteed Obligations, in form and substance substantially similar to this Guarantee, in favor of each Holder of Notes and the Trustee, and (2) written notice by Sprint Nextel to the Trustee accompanied by an Officer’s Certificate certifying as to compliance with this Section 12, and (b) without any further action on the part of the Trustee or any Holder of Notes. Upon any such release in compliance with the above requirements, the Trustee shall deliver an appropriate instrument evidencing such release. Any actions taken pursuant to this Section 12 shall not release IWO as a primary obligor under the Indenture or the Notes.	summary is qualified by reference to the full provisions of the forms of the guarantees, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

If the proposed amendments to the indentures are approved, contemporaneously with the execution of the second supplemental indentures, we will issue guarantees of the full and punctual payment when due, whether at maturity, by acceleration, redemption or otherwise, of the principal of and interest on the notes, and all other monetary obligations of IWO Holdings under the indentures, insofar as such monetary obligations relate to the notes. We will execute a guarantee in favor of the holders of the floating rate notes, and we will also execute a guarantee in favor of the holders of the discount notes. It will not be necessary for new certificates to be issued evidencing the notes to reflect the benefit of the guarantees, and no separate certificates will be issued to evidence the guarantees. Regardless of the outcome of the consent solicitation, the notes will continue to be guaranteed by substantially the same subsidiaries of IWO Holdings that currently guarantee the notes under the terms of the indentures.

Our guarantees with respect to the floating rate notes and discount notes will be:

•   senior, unsecured obligations, equal in right of payment with all of our existing and future senior, unsecured debt;

•   effectively junior to our obligations secured by liens, to the extent of the value of the assets securing those obligations; and

•   senior in right of payment to our subordinated debt, if any.

Our guarantees will not make us or any of our subsidiaries subject to the covenants contained in the indentures and will not otherwise contain any restrictions on our operations.